04003433

BB 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2004

SEC FILE NUMBER
8- 52565

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____1/1/03____ AND ENDING ____12/31/03____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLean Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1660 International Drive - Suite 450
(No. and Street)

McLean   VA   22102-4876
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cocke, Szpanka & Taylor, CPA's
(Name – if individual, state last, first, middle name)

1800 Robert Fulton Drive   Reston   VA   20191-4346
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Dennis Roberts_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
McLean Securities , as
of _December 31_ , 20_03_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____Loss_____

_____

_____

_____/Signature

_____Chairman_____
Title

Eva Catlin _My commission expires Aug. 31, 2007._
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

MCLEAN SECURITIES, LLC

MCLEAN, VIRGINIA

December 31, 2003 and 2002



CONTENTS



Principals

Charles P. Cocke, CPA
Mary E. Szpanka, CPA
Frances C. Taylor, CPA

CERTIFIED PUBLIC ACCOUNTANTS

Principals

Joseph J. Romagnoli, CPA
Deborah E. Haines, CPA
Carolyn K. Menzie, CPA



Independent Auditor's Report

To the Members
McLean Securities, LLC
McLean, Virginia

We have audited the accompanying statements of financial condition of McLean Securities, LLC as of December 31, 2003 and 2002, and the related statements of income, members' equity, and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McLean Securities, LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Cocke, Szpanka & Taylor, CPAs, PC

February 10, 2004

STATEMENTS OF FINANCIAL CONDITION

MCLEAN SECURITIES, LLC

	December 31	
	2003	2002

ASSETS

CURRENT ASSETS		
Cash	$ 7,989	$ 8,000
Accounts receivable, net of allowance for doubtful accounts of $0 and $5,000	0	18,988
TOTAL CURRENT ASSETS	7,989	26,988
	$ 7,989	$ 26,988

LIABILITIES AND MEMBERS' EQUITY

MEMBERS' EQUITY	$ 7,989	$ 26,988
	$ 7,989	$ 26,988

See notes to financial statements.

STATEMENTS OF INCOME

MCLEAN SECURITIES, LLC

	Year Ended December 31	
	2003	2002
INCOME	$ 2,139,571	$ 766,281
EXPENSES		
Consulting	989,156	314,645
Bad debts	0	10,000
Broker-dealer expenses (rebates)	0	(202)
Miscellaneous	226	45
TOTAL EXPENSES	989,382	324,488
NET INCOME	$ 1,150,189	$ 441,793

See notes to financial statements.

STATEMENTS OF MEMBERS' EQUITY

MCLEAN SECURITIES, LLC

BALANCE, DECEMBER 31, 2001	$ 145,190
Net income	441,793
Contributions	14,948
Withdrawals	(574,943)
BALANCE, DECEMBER 31, 2002	26,988
Net income	1,150,189
Contributions	0
Withdrawals	(1,169,188)
BALANCE, DECEMBER 31, 2003	$ 7,989

See notes to financial statements.

STATEMENTS OF CASH FLOWS

MCLEAN SECURITIES, LLC

	Year Ended December 31	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,150,189	$ 441,793
Adjustments to reconcile net income to net cash provided by operating activities:		
Allowance for doubtful accounts	(5,000)	5,000
Effect of changes in income and expense accruals:		
Accounts receivable	23,988	96,012
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,169,177	542,805
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments received from related party	0	5,118
NET CASH PROVIDED BY INVESTING ACTIVITIES	0	5,118
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions	0	14,948
Withdrawals	(1,169,188)	(574,943)
NET CASH USED IN FINANCING ACTIVITIES	(1,169,188)	(559,995)
NET DECREASE IN CASH	(11)	(12,072)
Cash, beginning of year	8,000	20,072
CASH, END OF YEAR	$ 7,989	$ 8,000

SUPPLEMENTAL DISCLOSURES
Noncash investing and financing activities:

None.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

MCLEAN SECURITIES, LLC

December 31, 2003 and 2002

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

McLean Securities, LLC (the Company) is a registered NASD broker-dealer that provides investment banking services in connection with its affiliate, The McLean Group, LLC. The Company does not have custody of client accounts. The Company's registration as a broker-dealer with the SEC became effective on October 27, 2000.

The Company uses accrual basis accounting for financial statement purposes and cash basis for income tax reporting. Securities transactions and related commissions revenue and expenses are accrued on a settlement date basis. All customers' trades are cleared through unrelated entities acting as clearing houses. Consulting services are recognized as services are provided.

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned are carried at fair market value as allowed by NASD regulations, and unrealized gains or losses are reflected in income. No securities were held at December 31, 2003 and 2002.

Allowance for bad debts on accounts receivable is made in amounts required to maintain adequate allowance to cover anticipated bad debts. Accounts receivable are charged against the allowance when it is determined that payment will not be received. At year end, the allowance is evaluated by management based on review of the accounts receivable.

NOTE B - INCOME TAXES

The Company is a limited liability company, organized as a partnership. Accordingly, no provision has been made for federal and state income taxes on income recognized, since these taxes are the responsibility of the members.

NOTES TO FINANCIAL STATEMENTS

MCLEAN SECURITIES, LLC

December 31, 2003 and 2002

NOTE C - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Company had no liabilities that were subordinated to general creditors at either December 31, 2003 or 2002.

NOTE D - RELATED PARTY TRANSACTIONS

The Company has an agreement with The McLean Group, LLC (the Group), a related limited liability company, that the Group will pay all operating and non-operating expenses in connection with the conduct of the affiliates' businesses, except fee-sharing disbursements which the broker-dealer is required to pay. This agreement became effective September 1, 2001 and the Group has fully indemnified the Company against any liability or responsibility for such expenses.

During 2003 and 2002, consulting fees (guaranteed payments) paid to members totalled $500,214 and $273,305.

NOTE E - CONTINGENT LIABILITIES

The Company signed security agreements January 19, 2000, to secure two loans for its affiliate, The McLean Group, LLC. The agreements were for a term loan maturing February 5, 2005 and a line of credit up to $200,000. As of March 29, 2002, McLean Securities, LLC was released from these security agreements.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and subparagraph (2) of rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater. The Company's aggregate indebtedness to net capital ratio was 0 to 1. As of December 31, 2003, the Company had net capital as defined of $7,989, which was $2,989 in excess of its required net capital of $5,000.

OTHER FINANCIAL INFORMATION

MCLEAN SECURITIES, LLC

MCLEAN, VIRGINIA

December 31, 2003 and 2002



Principals

CERTIFIED PUBLIC ACCOUNTANTS

Principals

Charles P. Cocke, CPA
Mary E. Szpanka, CPA
Frances C. Taylor, CPA

Joseph J. Romagnoli, CPA
Deborah E. Haines, CPA
Carolyn K. Menzie, CPA

Independent Auditor's Report
On Other Financial Information

To the Members
McLean Securities, LLC
McLean, Virginia

We have audited the accompanying financial statements of McLean Securities, LLC as of and for the years ended December 31, 2003 and 2002, respectively, and have issued our report thereon dated February 10, 2004. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cocke, Szpanka & Taylor, CPAs, PC

February 10, 2004

COMPUTATION OF NET CAPITAL

MCLEAN SECURITIES, LLC

December 31, 2003

Total members' equity	$	7,989
Deduct: Non-allowable assets		0
Add: Liabilities subordinated to claims of general creditors		0
NET CAPITAL	$	7,989

See auditor's report on other financial information.

NET CAPITAL RECONCILIATION

MCLEAN SECURITIES, LLC

December 31, 2003

In accordance with Rule 17A-5(d)(4), we are reporting the following differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the focus report as filed by McLean Securities, LLC for the year ended December 31, 2003.

DIFFERENCES WITH FOCUS REPORT $ 0

See auditor's report on other financial information.

Principals

Charles P. Cocke, CPA
Mary E. Szpanka, CPA
Frances C. Taylor, CPA

Principals

Joseph J. Romagnoli, CPA
Deborah E. Haines, CPA
Carolyn K. Menzie, CPA

Independent Auditor's Report on Internal Accounting
Control Required by SEC Rule 17a-5

To the Members
McLean Securities, LLC
McLean, Virginia

In planning and performing our audit of the financial statements of McLean Securities, LLC (the Company) for the years ended December 31, 2003 and 2002, respectively, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cocke, Szpanka & Taylor, CPAs, PC

February 10, 2004

INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3

MCLEAN SECURITIES, LLC

December 31, 2003 and 2002

The Company qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.